UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CPEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

January 14, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12620N104

1	Names of Reporting Persons. Camber Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 138,419 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 138,419 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 138,419 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO. 12620N104

1	Names of Reporting Persons. Stephen DuBois
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 138,419 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 138,419 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 138,419 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 12620N104

Item 1.

(a)	Name of Issuer
CPEX Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2 Holland Way, Exeter, New Hampshire 03833

Item 2.

(a)	Names of Persons Filing
Camber Capital Management LLC, Stephen R. DuBois
(b)	Address of Principal Business Office or, if none, Residence:
Camber Capital Management LLC Stephen DuBois 575 Boylston Street, 4th Floor Boston, MA 02116
(c)	Citizenship
Camber Capital Management LLC is a limited liability company organized under the laws of Massachusetts. Stephen DuBois is a United States citizen.
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
12620N104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 12620N104

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Camber Capital Management LLC – 138,419 shares Stephen DuBois – 138,419 shares
(b)	Percent of Class
Camber Capital Management LLC – 4.7% Stephen DuBois – 4.7%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Camber Capital Management LLC – 0 shares Stephen DuBois – 0 shares
(ii) shared power to vote or to direct the vote
Camber Capital Management LLC – 138,419 shares Stephen DuBois – 138,419 shares
(iii) Sole power to dispose or to direct the disposition of
Camber Capital Management LLC – 0 shares Stephen DuBois – 0 shares
(iv) shared power to dispose or to direct the disposition of
Camber Capital Management LLC – 138,419 shares Stephen DuBois – 138,419 shares

** Shares reported herein for Camber Capital Management LLC (“CCM LLC”) and Mr. DuBois represent shares beneficially owned as of January 14, 2009 and as of the date of this filing by two private investment funds and two managed accounts for which CCM LLC serves as investment manager. In such capacity CCM LLC may be deemed to have voting and investment control over the shares. Mr. DuBois serves as the managing member of CCM LLC and in such capacity Mr. DuBois may be deemed to have voting and investment control over the shares. Each of the Reporting Persons disclaims beneficial ownership of the shares except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

CUSIP NO. 12620N104

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 12620N104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2009

CAMBER CAPITAL MANAGEMENT LLC

By:/s/ Brian Foley

Brian Foley

Chief Financial Officer

STEPHEN DUBOIS

/s/ Stephen DuBois

Stephen DuBois, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 11, 2009, is by and between Camber Capital Management LLC and Stephen DuBois, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of CPEX Pharmaceuticals, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CAMBER CAPITAL MANAGEMENT LLC

By/s/ Brian Foley

Brian Foley

Chief Financial Officer

STEPHEN DUBOIS

/s/ Stephen DuBois

Stephen DuBois, individually